Exhibit 99.2

ProQR Therapeutics N.V. Press Release August 19, 2015

ProQR Announces Results for the Second Quarter of 2015

LEIDEN, the Netherlands, August 19, 2015 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe diseases such as cystic fibrosis (CF) and Leber’s congenital amaurosis (LCA), today announced results for the second quarter of 2015.

“The second quarter of 2015 was an important quarter for our Company. Since inception of the Company, three years ago, employees and external partners have worked very hard to achieve the start of our first clinical trial, so we were pleased to announce that we have started enrollment of patients in our first clinical trial to test our drug candidate QR-010 in patients with cystic fibrosis,” said Daniel de Boer, Chief Executive Officer of ProQR. “I am happy and grateful that we have accomplished this important milestone and want to thank everyone who was involved.”

Financial Highlights

As of June 30, 2015, ProQR held cash and cash equivalents of €106.4 million, compared to €113.8 million at March 31, 2015. Net cash used in operating activities during the three month period ended June 30, 2015 was €5.9 million, compared to €3.2 million for the same period last year.

Research and development costs increased to €5.4 million for the quarter ended June 30, 2015 from €3.3 million for the same period in 2014 and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, license and intellectual property costs and other allocated costs. The increase in expenses was primarily due to advancement of QR-010 into clinical development and QR-110 from research into development as well as increased investment into our RNA based therapeutics pipeline.

General and administrative costs increased to €1.8 million for the quarter ended June 30, 2015 from €1.5 million for the same period in 2014. The increase is primarily due to the growth of the G&A functions to support the strong overall growth of the company, as well as costs directly and indirectly associated with our NASDAQ listing.

Net result for the three month period ended June 30, 2015 was a €8.6 million loss or €0.37 per share, compared to a €4.8 million loss or €0.74 per share for the same period in 2014. For further financial information for the period ending June 30, 2015, please refer to the financial statements appearing at the end of this release.

Corporate Highlights

•

Enrollment has started in study PQ-010-001, a global Phase 1b clinical study of QR-010, a novel investigational RNA therapeutic designed to repair the genetic mutation in the mRNA of cystic fibrosis (CF) patients due to the ΔF508 mutation. PQ-010-001 is a Phase 1b randomized, double-blind, placebo-controlled, 28-day study to be conducted in approximately 20 centers worldwide. This first-in-human study will evaluate the safety, tolerability and pharmacokinetics of single and multiple

ProQR Therapeutics N.V.  |  Darwinweg 24, 2333 CR Leiden, The Netherlands  |  +31 88 166 7000  |  info@proqr.com  |  www.proqr.com

ascending doses of inhaled QR-010 in 64 CF patients homozygous (carrying two copies) of the ΔF508 mutation. As exploratory efficacy endpoints this study will also assess sweat chloride, weight gain, CFQ-R Respiratory Symptom Score and lung function, measured by FEV1.

•	The Phase 1b trial will be conducted in parallel with a proof-of-concept Nasal Potential Difference (NPD) study of QR-010 that will enroll 16 CF patients that are either ΔF508 homozygous or compound heterozygous (one copy of the ΔF508 plus one other CF disease causing mutation) for the mutation and is expected to begin in 3Q2015.

•	The Company selected the product candidate in our second program, QR-110 for the treatment of Leber’s congenital amaurosis (LCA), the most common genetic blindness in childhood. QR-110 is an RNA oligonucleotide designed to repair the pCys998X mutation that results in abnormal CEP290 protein in LCA patients. QR-110 is the first program to be added to the pipeline behind the CF program from ProQR’s internal innovation (discovery) unit and the Company intends to start the first clinical trial of QR-110 in patients in 2016.

•	The European Committee (EC) through its Horizon 2020 program awarded ProQR and its academic partners a grant of €6 million to support the clinical development of QR-010. Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly €80 billion in available funding for qualified projects from 2014 to 2020. Under the Horizon 2020, the EC works closely with the European Research Council, the European Institute of Innovation and Technology and EURATOM and evaluates projects on three key pillars of Excellent Science, Industrial Leadership and Societal Challenges.

•	ProQR received an additional tranche of €1.2 million under the Innovation credit program or “Innovatiekrediet” by the Dutch government, through its agency RVO (previously: “AgentschapNL”) of the Ministry of Economic Affairs, for the cystic fibrosis development program. The credit covers 35% of the costs incurred for the program up to an initial maximum of € 5.0 million through November 30, 2015. The credit is interest-bearing at a rate of 10% per annum. The credit, including accrued interest, is repayable in three instalments on January 31, 2017, January 31, 2018 and January 31, 2019, depending on the technical success of the program.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the initiation of clinical trials of QR-010 and QR-110, statements regarding our ongoing and planned discovery and development of product candidates, statements regarding the timing and availability of funding under the Horizon 2020 program and statements regarding the terms and conditions of funding under the Innovation credit program. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +49 89 2424 3494

gschweitzer@macbiocom.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	June 30, 2015	December 31, 2014
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	106,382	112,736
Prepayments and other receivables	1,704	735
Social securities and other taxes	744	426

Total current assets	108,830	113,897

Property, plant and equipment	2,037	1,187
Intangible assets	166	163

Total assets	111,033	115,247

Liabilities and shareholders’ equity
Current liabilities
Finance lease liabilities	29	34
Trade payables	893	1,247
Social securities and other taxes	4	341
Pension premiums	135	127
Deferred income	1,570	—
Other current liabilities	2,530	1,265

Total current liabilities	5,161	3,014

Finance lease liabilities	—	15
Borrowings	4,232	2,814

Total liabilities	9,393	5,843

Shareholders’ equity
Shareholders’ equity	101,640	109,404

Total liabilities and shareholders’ equity	111,033	115,247

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended June 30,		Six month period ended June 30,
	2015	2014	2015	2014
Other income	748	—	1,086	4

Research and development costs	(5,427)	(3,272)	(10,907)	(4,537)
General and administrative costs	(1,777)	(1,535)	(3,380)	(2,130)

Total operating costs	(7,204)	(4,807)	(14,287)	(6,667)

Operating result	(6,456)	(4,807)	(13,201)	(6,663)
Finance income and expense	(2,168)	11	4,812	(52)

Result before corporate income taxes	(8,624)	(4,796)	(8,389)	(6,715)
Income taxes	—	—	—	—

Net loss attributable to equity holders of the Company	(8,624)	(4,796)	(8,389)	(6,715)
Other comprehensive income	—	—	—	—

Total comprehensive loss (attributable to equity holders of the Company)	(8,624)	(4,796)	(8,389)	(6,715)

Share information
Weighted average number of shares outstanding[1]	23,343,253	6,458,345	23,340,971	6,462,838

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.37)	(0.74)	(0.36)	(1.04)
Diluted loss per share[1]	(0.37)	(0.74)	(0.36)	(1.04)

1.	For the periods presented in these financial statements, the potential exercise of share options and the conversion of preferred shares into ordinary shares in 2014 are not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Number of shares		Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Accumulated Deficit	Total Equity
	Ordinary	Preferred
			€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2014	6,108,152	—	59	3,482	41	(3,671)	(89)
Net loss	—	—	—	—	—	(6,715)	(6,715)
Recognition of share-based payments	—	—	—	—	228	—	228
Shares issued in the period	865,336	8,265,179	90	42,704	—	—	42,794
Treasury shares issued	(525,513)	—	(5)	(2,191)	—	—	(2,196)

Balance at June 30, 2014	6,447,975	8,265,179	144	43,995	269	(10,386)	34,022

Balance at January 1, 2015	23,338,154	—	934	123,581	687	(15,798)	109,404
Net loss	—	—	—	—	—	(8,389)	(8,389)
Recognition of share-based payments	—	—	—	—	619	—	619
Share options exercised	5,217	—	0	6	—	—	6

Balance at June 30, 2015	23,343,371	—	934	123,587	1,306	(24,187)	101,640

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended June 30,		Six month period ended June 30,
	2015	2014	2015	2014
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net loss	(8,624)	(4,796)	(8,389)	(6,715)
Adjustments for:
— Depreciation	117	22	212	39
— Share-based compensation	331	124	619	228
— Financial income and expenses	2,168	(11)	(4,812)	52

Changes in working capital	(16)	1,399	999	1,200

Cash used in operations	(6,024)	(3,262)	(11,371)	(5,196)

Corporate income tax paid	—	—	—	—
Interest received/(paid)	105	21	177	19

Net cash used in operating activities	(5,919)	(3,241)	(11,194)	(5,177)

Cash flow from investing activities
Purchases of property, plant and equipment	(549)	(94)	(1,037)	(250)
Purchases of intangible assets	(28)	—	(28)	—

Net cash used in investing activities	(577)	(94)	(1,065)	(250)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	37,842	—	37,842
Proceeds from exercise of share options	1	—	6	—
Proceeds from borrowings	1,254	1,666	1,254	1,666
Redemption of financial lease	(8)	(2)	(20)	(17)

Net cash generated by financing activities	1,247	39,506	1,240	39,491

Net increase/(decrease) in cash and cash equivalents	(5,249)	36,171	(11,019)	34,064

Currency effect cash and cash equivalents	(2,184)	—	4,665	—
Cash and cash equivalents, at beginning of the period	113,815	2,022	112,736	4,129

Cash and cash equivalents at the end of the period	106,382	38,193	106,382	38,193